SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 26)*


                          CASEY'S GENERAL STORES, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                     147528
                                 (CUSIP Number)


                               Donald F. Lamberti
                          Casey's General Stores, Inc.
                    One Convenience Blvd., Ankeny, Iowa 50021
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 17, 1998
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ____.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))

CUSIP No.  147528                             13D


1.       Name of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only)

                  Donald F. Lamberti

2.       Check the appropriate box if a member of a group

                  (a)      -----------------------------
                  (b)      -----------------------------

3.       SEC Use Only               -----------------------------

4.       Source of Funds

                  N/A

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

                  N/A

6.       Citizenship or Place of Organization

                  U.S.A.

7.       Sole Voting Power

                  4,644,184 shares

8.       Shared Voting Power

                  N/A

9.       Sole Dispositive Power

                  3,555,044 shares

10.      Shared Dispositive Power

                  N/A

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  4,664,184 shares

12. Check if the aggregate amount in Row (11) excludes certain shares

13.      Percent of Class Represented by Amount in Row (11)

                  8.83%

14.      Type of Reporting Person

                  IN

         ITEM 1.           SECURITY AND ISSUER.

     The securities to which this statement relates is the Common Stock, no par value, of Casey's General Stores, Inc. (the "Company"), having its principal executive offices at One Convenience Boulevard, Ankeny, Iowa 50021. The Company operates convenience stores, including the sale of gasoline, in Iowa and eight other Midwestern states.

         ITEM 2.           IDENTITY AND BACKGROUND.

     This statement is filed by an individual, Donald F. Lamberti, whose business address is One Convenience Boulevard, Ankeny, Iowa 50021. Mr. Lamberti currently is the Chief Executive Officer of the Company, but will relinquish that post on May 1, 1998 and become Chairman of the Executive Committee, as provided in his amended employment agreement with the Company. In his new position as Chairman of the Executive Committee, Mr. Lamberti expects to continue having a significant role in shaping the goals, policies and strategies of the Company.

     Mr. Lamberti has not, during the last five (5) years, been convicted in a criminal proceeding, (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Lamberti has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and states securities laws or finding any violation with respect to such laws.

         Mr. Lamberti is a citizen of the United States of America.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Mr. Lamberti co-founded the Company and owned 300 shares of its Common Stock following its incorporation in 1967. In 1982, Mr. Lamberti purchased an additional 40 shares of Common Stock following the resignation and retirement of two (2) other officers, directors and shareholders. In August 1983, immediately prior to its initial public offering, the Company's Common Stock underwent a 2900-to-1 split which increased Mr. Lamberti's direct ownership from 340 shares to 986,000 shares.

     In the years following the initial public offering of shares of Common Stock, Mr. Lamberti has acquired additional shares of Common Stock as a result of the stock splits declared in 1985, 1986, 1994 and 1998, the exercise of stock options in 1987 and the conversion of the Company's Convertible Subordinated Debentures in 1994.
Mr. Lamberti also has disposed of a number of shares of Common Stock during this period, primarily through gifts, open market sales made under Rule 144 and in private exchange transactions. As of the date hereof, Mr. Lamberti is the direct owner of 3,535,044 shares of Common Stock, and has the right to acquire an additional 20,000 shares through presently exercisable stock options.

     As a participant in the Sixth Restated and Amended Casey's General Stores, Inc. Employees' Stock Ownership Plan and Trust (the "Employees' Plan"), Mr. Lamberti has the right to vote the shares of Common Stock allocated to his account by the Trustee under the Employees' Plan. As of April 30, 1997 (the date of the most recent allocation of shares by the Trustee), Mr. Lamberti had 1,109,140 shares of Common Stock allocated to his account in the Employees' Plan. Such shares may be available for distribution to Mr. Lamberti upon his death, disability, retirement or termination of employment under the terms of the Employees' Plan. Mr. Lamberti also serves as a member of the Advisory Committee of the Employees' Plan.

         ITEM 4.  PURPOSE OF TRANSACTION.

     Mr. Lamberti acquired the direct ownership of the shares of Common Stock described in Item 3 hereof for investment purposes, or as a result of stock splits declared on the shares so acquired. In addition, Mr. Lamberti acquired and continues to hold such shares for the purpose of influencing the control of the Company. As disclosed previously, Mr. Lamberti acquired the right, along with all other participants in the Employees' Plan, to instruct the Trustee to vote and tender the shares of Common Stock allocated to his account in the Employees' Plan upon the conversion of the Employees' Plan to an ESOP on July 26, 1989.

     On December 18, 1987, the Company filed a Registration Statement on Form S-8 with the Securities and Exchange Commission covering the 2,281,700 shares of Common Stock then held by the Employees' Plan. The Company filed Amendment No. 1 to the Registration Statement on Form S-8 on August 4, 1989 reflecting the conversion of the Employees' Plan to an employee stock ownership plan. Pursuant to directions from the Advisory Committee, the Trustee of the Employees' Plan has from time to time made distributions of shares of Common Stock to participants entitled to receive the Employees' Plan benefits, and Mr. Lamberti expects additional such distributions to be made in the future.

     In recent weeks, Mr. Lamberti has sold 100,000 shares of Common Stock under Rule 144 (March 18, 1998), made gifts of an aggregate of 80,650 shares of Common

     Stock to various charitable organizations (April 3, 1998) and exchanged 75,000 shares of Common Stock for shares of beneficial interest (equal in value to the shares so exchanged) in Belair Capital Fund, LLC, a Massachusetts limited liability company (Eaton Vance Distributors - Placement Agent) (April 17, 1998). As part of a long-term goal to continue with the diversification of his assets and investments, Mr. Lamberti expects to sell additional shares of Common Stock from time to time in the future, assuming acceptable sales prices can be realized at the time. Mr. Lamberti expects that the majority of such sales would be made under Rule 144. Mr. Lamberti also expects to make additional gifts of shares of Common Stock from time to time in the future, consistent with his past practice. Mr. Lamberti does not expect to acquire any additional shares of Common Stock in the future, although he remains eligible to receive option grants under the 1991 Incentive Stock Option Plan of the Company.

     Other than as set forth herein, Mr. Lamberti currently has no other plan or proposal which relates to or would result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Company;

     (c)      A sale or transfer of a material amount of assets of the Company;

     (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)      Any action similar to any of those enumerated above.

         ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

     The aggregate number of shares of Common Stock beneficially owned by Mr. Lamberti at the date hereof is 4,664,184 shares or approximately 8.83% of the 52,561,012 shares of Common Stock currently issued and outstanding.

     Mr. Lamberti has sole power to vote and to dispose of the 3,535,044 shares of Common Stock owned directly by him. As described above, Mr. Lamberti also has the right to instruct the Trustee to vote and tender the 1,109,140 shares of Common Stock allocated to his account under the Employees' Plan as of April 30, 1997. The remaining 20,000 shares of Common Stock included within Mr. Lamberti's beneficial ownership represent unexercised options to purchase such shares awarded to him under the 1991 Incentive Stock Option Plan.

     Other than as set forth herein, Mr. Lamberti has not participated in or effected any transactions in the Company's Common Stock in the past sixty days.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Mr. Lamberti is a participant in a voting trust established December 20, 1982 that will become effective upon the date of death of himself or Ronald M. Lamb, currently Chief Operating Officer and a Director of the Company (becoming Chief Executive Officer in May 1, 1998). Under the voting trust agreement, the stockholders have agreed to deposit all of the shares of Common Stock of the Company beneficially owned by them ("Voting Shares") with the survivors of Messrs. Lamberti and Lamb and their successors as voting trustee. Upon the effectiveness of the voting trust, the voting trustee generally will be entitled to vote the Voting Shares in their discretion in accordance with the determination of the voting trustee. However, in order to approve certain extraordinary corporate actions, such as the merger of the Company into any other company, the voting trustee will be required to obtain the prior affirmative vote of the holders and voting trust certificates representing at least two-thirds of the Voting Shares.

     Unless earlier terminated by the vote of all of the voting trustees or of holders of voting trust certificates representing at least three-quarters of the Voting Shares, the agreement will terminate upon the expiration of three years after the effective date of the voting trust.

         ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.



                  Exhibit No.               Description
                  --------------            --------------

                  9.                        Voting Trust Agreement* and
                                            Amendment thereto**

                  10.4(a)                   Sixth Amended and Restated Casey's
                                            General Stores, Inc. Employees'
                                            Stock Ownership Plan and Trust
                                            Agreement***



---------------------------------

* Incorporated by reference from the Company's Registration Statement on Form S-1 (2-82651) filed August 31, 1983.

** Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 1988 (0-12788).

*** Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended April 30, 1995 (0-12788).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     /s/ Donald F. Lamberti
                                                     ---------------------------
                                                     Donald F. Lamberti
Date:  April 21, 1998